Exhibit 1
RECENT DEVELOPMENTS
The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2008. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
The Economy
Gross Domestic Product
According to preliminary figures, Mexico’s gross domestic product (GDP) decreased by 6.5% in real terms during 2009 as compared to 2008. The commerce sector decreased by 14.5%; the manufacturing sector by 10.2%; the accommodation and food services sector by 9.6%; the transportation and warehousing sector by 8.1%; the construction sector by 7.5%; the professional, scientific and technical services sector by 5.7%; the administrative support, waste management and remediation services sector by 5.4%; the real estate, rental and leasing sector by 5.3%; the education services sector by 4.5%; the finance and insurance sector by 3.8%; the management of companies and enterprises sector by 3.7%; the arts, entertainment and recreation sector by 2.3%; the health care and social assistance sector by 0.1%; and other services (except public administration) by 2.7%, each in real terms as compared to 2008. However, public administration increased by 3.7%; the agriculture, forestry, fishing and hunting sector by 1.8%; the information sector by 1.6%; the utilities sector by 1.2% and the mining sector by 1.0%, each in real terms as compared to 2008.
Prices and Wages
For 2009, inflation (as measured by the change in the national consumer price index) was 3.6%, 3.0 percentage points lower than for 2008.
During the first two months of 2010, inflation was 1.7%, 1.2 percentage points higher than for the same period of 2009.
Interest Rates
During 2009, interest rates on 28-day Cetes averaged 5.4% and interest rates on 91-day Cetes averaged 5.5%, as compared to average rates on 28-day Cetes of 7.7% and on 91-day Cetes of 7.9% during 2008.
During the first two months of 2010, interest rates on 28-day Cetes averaged 4.5% and interest rates on 91-day Cetes averaged 4.6%, as compared to average rates on 28-day Cetes of 7.4% and on 91-day Cetes of 7.5% during the same period of 2009.
On March 31, 2010, the 28-day Cetes rate was 4.5% and the 91-day Cetes rate was 4.6%.

Principal Sectors of the Economy
Petroleum and Petrochemicals
The following is based on the preliminary, unaudited annual financial information of PEMEX for the year ended December 31, 2009. “PEMEX” refers to Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and their subsidiary companies. Total sales, including revenues from services, decreased by 18.0% during 2009, to Ps. 1,089.9 billion, from Ps. 1,329.0 billion in 2008. This decrease in total sales was due to lower crude oil prices and decreased volume of crude oil exports.
Domestic sales decreased by 12.3%, to Ps. 596.4 billion during 2009, from Ps. 679.8 billion in 2008, primarily due to widespread price decreases affecting natural gas, petroleum products and petrochemicals, as well as decreases in the sales volumes of petroleum products and petrochemicals. Total export sales decreased by 24.2%, to Ps. 488.3 billion in 2009, from Ps. 644.4 billion in 2008, primarily due to decreases in crude oil prices and the volume of crude oil exports.
In 2009, PEMEX reported a net loss of Ps. 94.7 billion on Ps. 1,089.9 billion in total sales revenues, as compared with a net loss of Ps. 112.1 billion on Ps. 1,329.0 billion in total sales revenues in 2008. This reduction in net loss in 2009 as compared to 2008 resulted primarily from lower cost of sales, mainly due to reduced purchases of imported products.
Financial System
Central Bank and Monetary Policy
During 2009, the M1 money supply increased by 5.1% in real terms, as compared with 2008. This increase was driven by higher amounts of bills and coins held by the public and checking account deposits. The amount of bills and coins held by the public at December 31, 2009 was 4.9% greater in real terms than at December 31, 2008, while the aggregate amount of checking account deposits denominated in pesos at December 31, 2009 was 1.4% greater in real terms than the amount of checking account deposits at December 31, 2008.
At December 31, 2009, financial savings were 2.6% greater in real terms than financial savings at December 31, 2008. Savings generated by Mexican residents were 2.1% greater in real terms and savings generated by non-residents were 10.7% greater in real terms than their respective levels at December 31, 2008.
The M1 money supply at February 28, 2010 was 2.0% greater in real terms, as compared with M1 at February 28, 2009. This increase was driven by higher amounts of bills and coins held by the public. The amount of bills and coins held by the public at February 28, 2010 was 3.0% greater in real terms than at February 28, 2009, while the aggregate amount of checking account deposits denominated in pesos at February 28, 2010 was 0.8% less in real terms than the amount of checking account deposits denominated in pesos at February 28, 2009.
At February 28, 2010, financial savings were 0.6% greater in real terms than financial savings at February 28, 2009. Savings generated by Mexican residents were 0.8% lower in real terms and savings generated by non-residents were 25.7% greater in real terms at February 28, 2010 than their respective levels at February 28, 2009.
At December 31, 2009, the monetary base totaled Ps. 632.0 billion, a 9.2% increase in nominal terms, from the level of Ps. 577.5 billion at December 31, 2008. At April 4, 2010, the monetary base totaled Ps. 597.2 billion, a 5.5% nominal decrease from the level of Ps. 632.0 billion at December 31, 2009.

In October 2007, Banco de México announced that as of January 21, 2008, it would use the overnight funding rate, rather than its other monetary policy instrument, the “corto” or “short,” as its primary monetary policy instrument. The minimum overnight funding rate was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009.
On December 9, 2009, President Felipe Calderón appointed Ernesto Cordero as Secretary of Finance and Public Credit. On December 28, 2009, President Calderón appointed Agustín Carstens as Governor of Banco de México for a six-year term that commenced January 1, 2010.
The Securities Market
At December 31, 2009, the Mexican Stock Market Index stood at 32,120.5 points, representing a 43.5% nominal increase from the level at December 31, 2008. At March 31, 2010, the Mexican Stock Market Index stood at 33,266.4 points, representing a 3.6% increase from the level at December 31, 2009.
Banking Supervision and Support
At December 31, 2009, the total amount of past-due loans of commercial banks was Ps. 60.6 billion, as compared to Ps. 60.7 billion at December 31, 2008. At December 31, 2009, the total loan portfolio of the banking system was 0.4% higher in real terms than the total loan portfolio at December 31, 2008. The past-due loan ratio of commercial banks was 3.1% at December 31, 2009, as compared to 3.2% at December 31, 2008. The amount of loan loss reserves held by commercial banks totaled Ps. 105.3 billion at December 31, 2009, as compared to Ps. 97.9 billion at December 31, 2008. At this level, commercial banks had reserves covering 173.9% of their past-due loans at December 31, 2009, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.
External Sector of the Economy
Foreign Trade
According to preliminary figures, during the year ended December 31, 2009, Mexico registered a trade deficit of U.S. $4.7 billion, as compared with a trade deficit of U.S. $17.3 billion for 2008. Merchandise exports decreased by 21.2%, to U.S. $229.7 billion during 2009, as compared to U.S. $291.3 billion in 2008. During 2009, petroleum exports decreased by 39.0% and non-petroleum exports decreased by 17.4%, each as compared with 2008. Exports of manufactured goods, which represented 82.5% of total merchandise exports, decreased by 17.9% during 2009, as compared with exports of manufactured goods during 2008.
According to preliminary figures, during the year ended December 31, 2009, total imports decreased by 24.0% to U.S. $234.4 billion, as compared to U.S. $308.6 billion for 2008. During 2009, imports of intermediate goods decreased by 22.9%, imports of capital goods decreased by 21.6% and imports of consumer goods decreased by 31.5%, each as compared to 2008.
During the first two months of 2010, according to preliminary figures, Mexico registered a trade deficit of U.S. $89 million, as compared to a deficit of U.S. $2.1 billion for the same period of 2009. Merchandise exports increased by 29.0% during the first two months of 2010, to U.S. $40.4 billion, as compared to U.S. $31.3 billion for the same period of 2009. During the first two months of 2010, petroleum exports increased by 69.1%, while non-petroleum exports increased by 23.9%, each as compared to the same period of 2009. Exports of manufactured goods, which represented 80.7% of total merchandise exports, increased by 25.0% during the first two months of 2010, as compared with exports of manufactured goods during the same period of 2009.

During the first two months of 2010, according to preliminary figures, total imports increased by 21.3%, to U.S. $40.5 billion, as compared to U.S. $33.4 billion for the same period of 2009. During the first two months of 2010, imports of intermediate goods increased by 26.3%, imports of capital goods decreased by 10.0% and imports of consumer goods increased by 28.0%, each as compared to the first two months of 2009.
Balance of International Payments
According to preliminary figures, during 2009, Mexico’s current account registered a deficit of 0.6% of GDP, or U.S. $5.2 billion, as compared to a deficit of U.S. $15.9 billion in 2008. The capital account registered a surplus during 2009 of U.S. $14.5 billion, as compared with a surplus of U.S. $24.5 billion during 2008. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $26.7 billion during 2009 as compared with U.S. $28.0 billion during 2008, and was composed of foreign direct investment totaling U.S. $11.4 billion and net foreign portfolio investment inflows totaling U.S. $15.3 billion.
At December 31, 2009, Mexico’s international reserves totaled U.S. $90.8 billion, an increase of U.S. $5.4 billion as compared to international reserves at December 31, 2008. The net international assets of Banco de México totaled U.S. $99.9 billion at December 31, 2009, an increase of U.S. $4.6 billion as compared to net international assets at December 31, 2008.
At March 26, 2010, Mexico’s international reserves totaled U.S. $94.5 billion, an increase of U.S. $3.6 billion as compared to international reserves at December 31, 2009. At March 26, 2010, the net international assets of Banco de México totaled U.S. $101.1 billion, an increase of U.S. $1.2 billion as compared to net international assets at December 31, 2009.
On March 10, 2010, Mexico’s Comisión de Cambios (Exchange Commission) requested that the International Monetary Fund (“IMF”) renew the approximately U.S. $48 billion contingent credit line granted by the IMF to Mexico on April 17, 2009. The renewal of the IMF contingent credit line was requested due to continued uncertainties related to global economic conditions and credit availability. On March 25, 2010, the IMF approved a one-year renewal of the contingent credit line. To date, no amounts have been disbursed under the contingent credit line.
On October 8, 2008, Banco de México announced a new policy under which it would conduct an auction of U.S. $400 million on any day during which the depreciation of the peso exceeded 2%, as compared to the previous day’s exchange rate. On March 5, 2009, Banco de México announced that it was reducing the value of these auctions to U.S. $300 million. In addition, Banco de México announced that beginning on March 9, 2009, it would auction U.S. $100 million each day through additional auctions. These additional auctions would be conducted by Banco de México irrespective of whether the peso had depreciated as compared to the previous day’s exchange rate. On May 29, 2009, Banco de México announced that the value of the depreciation-contingent auctions would be reduced to U.S. $250 million each day and that, beginning on June 9, 2009, the value of the daily additional auctions would be reduced to U.S. $50 million. On September 1, 2009, Banco de México announced that the daily additional auctions would be suspended as from October 1, 2009; however, depreciation-contingent auctions would remain unchanged. In addition, Banco de México maintains the ability to conduct special auctions whenever they are required by market conditions. From October 9, 2008 through October 1, 2009, Mexico sold an aggregate of U.S. $10.3 billion through the special daily auctions. From October 9, 2008 through March 31, 2010, Mexico sold an aggregate of U.S. $8.3 billion through the depreciation-contingent auctions.

On February 22, 2010, the Exchange Commission announced that it would conduct auctions of options, which would allow the holder of the option to sell U.S. dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.
Pursuant to the new auction policy and commencing February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell U.S. dollars to Banco de México. These options remain exercisable on any day of the month immediately following the auction. The holders of these options will be able to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or “FIX”) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate does not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month is U.S. $600 million. From February 25, 2010 to March 31, 2010, Mexico auctioned an aggregate U.S. $1.2 billion in options through this mechanism and as of April 5, 2010, Mexico bought an aggregate of U.S. $1.1 billion pursuant to the exercise of these options by their holders.
Direct Foreign Investment in Mexico
According to preliminary figures, during the year ended December 31, 2009, direct foreign investment in Mexico recorded with the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry) totaled approximately U.S. $11.4 billion as compared with U.S. $23.2 billion during 2008. Of the 2009 total amount, 42.3% was directed to manufacturing, 22.6% to financial services, 10.4% to commerce, 0.4% to transportation and communications, 4.0% to mining, 4.0% to construction, 0.1% to farming and 16.1% to other services. By country of origin, during 2009, 50.9% came from the United States (not including Puerto Rico), 12.8% from the Netherlands, 10.2% from Puerto Rico, 9.1% from Canada, 3.7% from the United Kingdom, 5.5% from Spain and 7.8% from other countries.
Exchange Controls and Foreign Exchange Rates
The peso/U.S. dollar exchange rate announced by Banco de México on March 31, 2010 (to take effect on the second business day thereafter) was Ps. 12.3306 = U.S. $1.00.
Public Finance
Revenues and Expenditures
According to preliminary figures for the year ended December 31, 2009, the public sector registered a deficit of Ps. 274.5 billion, which exceeded the approved budgetary deficit by Ps. 47.0 billion, which was comprised of (i) an increase of Ps. 23.6 billion in physical investments by PEMEX, as a result of the depreciation of the exchange rate and (ii) an additional public deficit, excluding physical investments by PEMEX, of Ps. 23.4 billion, corresponding to 0.2% of GDP.
According to preliminary figures, during 2009, public sector budgetary revenues decreased by 6.5% in real terms as compared to 2008. Oil revenues decreased by 21.4% in real terms and non-oil tax revenues increased by 2.2% in real terms. Non-tax revenues, excluding those from PEMEX, as a percentage of total public sector budgetary revenues, increased to approximately 13.6% at the end of 2009 from approximately 5.2% during 2008.

According to preliminary figures, during 2009, public sector budgetary expenditures increased by 2.2% in real terms as compared to public sector budgetary expenditures during 2008. During 2009, public sector financing costs increased by 10.0% in real terms as compared to 2008.
2010 Budget and Fiscal Package
On September 8, 2009, the Executive submitted to Congress the proposal for the Federal Annual Revenue Law for 2010 and the Federal Expenditure Decree for 2010.
On November 5, 2009, the Federal Annual Revenue Law for 2010 was published in the Diario Oficial de la Federación (Official Gazette of the Federation) and became effective on January 1, 2010. On November 17, 2009, the Federal Expenditure Decree for 2010 (together with the Federal Annual Revenue Law for 2010, the “2010 Budget”) was published in the Official Gazette of the Federation and became effective on January 1, 2010.
The Economic Package approved by Congress for 2010 includes a budgetary deficit (excluding PEMEX’s physical investment) of Ps. 90 billion (0.7% of GDP). The total deficit approved (including PEMEX’s physical investment) is equivalent to 2.8% of GDP.
The 2010 Revenue Law approved by Congress anticipates public sector budgetary revenues totaling Ps. 2,797 billion and public expenditures totaling Ps. 2,887 billion. The measures approved by Congress are expected to result in an estimated increase of non-oil revenues in the amount of Ps. 136.4 billion, or 1.1% of GDP.
The 2010 Budget allows the Government to increase expenditures in the following areas and by the following percentages, as compared with the 2009 Budget: education, 2.5%; social security, 18.4%; social assistance, 17.0%; transportation and communications, 3.7%; and sustainable development, 14.9%.
The preliminary results for 2007, 2008 and 2009, as well as the budget assumptions and targets for the 2009 and 2010 Budgets, are presented below.
2007, 2008 and 2009 Results;
2009 and 2010 Budget Assumptions and Targets

2007	2008	2009	2009	2010
Results(1)	Results(1)	Results(1)	Budget(2)	Budget(5)
Real GDP growth (%)	3.3%	1.5%	(6.5%)	1.8%	3.9	%(6)
Increase in the national consumer price index (%)	3.8%	6.5%	3.6%	3.8%	3.3%
Average export price of Mexican oil mix (U.S. $/barrel)	$ 61.6	4	$ 84.3	5	$ 57.4	4	$ 70.0	0(3)	$ 59.0	0(3)
Current account deficit as % of GDP	0.8%	1.5%	0.6%	n.a.	n.a.
Average exchange rate (Ps./$1.00)	10.9	11.2	13.5	11.7	13.8
Average rate on 28-day Cetes (%)	7.2%	7.7%	5.4%	8.0%	4.5%
Public sector balance as % of GDP(4)	0.0%	(0.1%)	(2.3%)	(1.8%)	(0.7%)
Primary balance as % of GDP(4)	2.2%	1.8%	(0.1%)	0.5%	(0.5%)

(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.

(2)
2009 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2009 published in November 2008 and in the Programa Económico 2009 (Economic Program 2009) published in November 2008, and do not reflect actual results for the year or the adverse global and domestic financial and economic environment in 2009.

(3)
The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2009 and 2010 Budgets from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for each year. The annual average price guaranteed by these hedges was $70.00 in the fiscal year 2009 and $57.00 in the fiscal year 2010. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in each budget were observed. The total amount hedged in 2009 was 330 million barrels, which is the amount of net oil exports contemplated in the Economic Program 2009. The aggregate cost of hedging the oil revenues was U.S. $1.5 billion in 2009 and U.S. $1.2 billion in 2010.

(4)	Excluding physical investments by PEMEX.

(5)
2010 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2010 published in November 2009 and in the Programa Económico 2010 (Economic Program 2010) published in November 2009.

(6)	On February 17, 2010, the Ministry of Finance announced that it had revised its real GDP growth estimate for 2010 in response to new economic data, from 3.0% to 3.9%.
n.a.: Not available.
Source: Ministry of Finance and Public Credit.

Public Debt
Internal Public Debt
Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at December 31, 2009, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but does not include debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). Internal debt does not include the debt of the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.
According to preliminary figures, at December 31, 2009, the net internal debt of the Government totaled Ps. 2,451.8 billion, as compared to Ps. 2,332.7 billion of net internal debt at December 31, 2008. At December 31, 2009, the gross internal debt of the Government totaled Ps. 2,702.8 billion, as compared to Ps. 2,401.3 billion of gross internal debt at December 31, 2008. This total gross internal debt at December 31, 2009 was comprised of Ps. 388.6 billion of short-term debt and Ps. 2,314.2 billion of long-term debt, as compared to Ps. 281.3 billion of short-term debt and Ps. 2,120.1 billion of long-term debt at December 31, 2008. The average maturity of the Government’s internal debt decreased by 0.02 years during 2009, from 6.36 years at December 31, 2008 to 6.34 years at December 31, 2009. The Government’s financing costs on internal debt totaled Ps. 173.3 billion, or 1.5% of GDP, during 2009, an increase of 9.11%, or 0.2% of GDP, as compared to 2008.
External Public Debt
The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included unless and until the Mexican Government is called upon to make payment under the applicable guaranty. External public debt does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of the IPAB. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.
According to preliminary figures, at December 31, 2009, outstanding public sector gross external debt equaled U.S. $96.4 billion, an increase of approximately U.S. $39.4 billion from U.S. $56.9 billion at December 31, 2008, primarily due to the recognition as public sector debt of certain Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or PIDIREGAS) obligations, which were previously treated as off-balance sheet liabilities. Of this amount, U.S. $94.6 billion represented long-term debt while U.S. $1.8 billion represented short-term debt.

According to preliminary figures, at December 31, 2009, commercial banks held approximately 18.5% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 20.0%, bondholders held approximately 60.7% and other creditors held the remaining 0.9%.
According to preliminary figures, total public debt (gross external debt plus net internal debt) at December 31, 2009 represented approximately 30.8% of nominal GDP, an increase of 5.7 percentage points as compared to December 31, 2008.
The following table sets forth a summary of the external public debt of Mexico and a breakdown of such debt by currency. See footnote 1 to the table “Summary of External Public Debt” below.
Summary of External Public Debt(1)
By Type

		Long-Term
	Long-Term	Debt of
	Direct Debt of	Budget-	Other Long-			Total Long-
	the Mexican	Controlled	Term Public	Total Long-	Total Short-	and Short-
	Government	Agencies	Debt(2)	Term Debt	Term Debt	Term Debt
	(in millions of dollars)
December 31,
2004	U.S. $48,561	U.S. $10,636	U.S. $17,952	U.S. $77,149	U.S. $2,077	U.S. $79,226
2005	48,689	6,736	15,464	70,889	786	71,675
2006	39,330	7,046	7,545	53,921	845	54,766
2007	40,114	7,745	6,576	54,435	920	55,355
2008	39,997	9,782	5,885	55,664	1,275	56,939
2009(4)	47,350	41,048	6,202	94,600	1,754	96,354
By Currency(3)

	December 31,
	2004		2005		2006		2007		2008		2009(4)
	(in		(in		(in		(in		(in		(in
	millions		millions		millions		millions		millions		millions
	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)
U.S. dollars	71,220	89.9	65,480	91.4	50,760	92.7	44,309	80.0	47,851	84.0	77,919	80.9
Japanese yen	2,937	3.7	1,990	2.8	1,006	1.8	1,157	2.1	1,095	1.9	4,541	4.7
Pounds sterling	186	0.2	80	0.1	91	0.2	1,040	1.9	687	1.2	716	0.7
Swiss francs	236	0.3	171	0.2	175	0.3	423	0.8	410	0.7	1,981	2.1
Others	4,647	5.9	3,954	5.5	2,734	5.0	8,426	15.2	6,896	12.1	11,197	11.6

Total	79,226	100.0	71,675	100.0	54,766	100.0	55,355	100.0	56,939	100.0	96,354	100.0

Note:	Numbers may not total due to rounding.

(1)
External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at December 31, 2009), (b) external borrowings by the public sector after December 31, 2009 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled.

(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.

(3)	Adjusted to reflect the effect of currency swaps.

(4)	Preliminary.
Source: Ministry of Finance and Public Credit.

Recent Securities Offerings
On December 11, 2009, Mexico issued Japanese yen 150 billion of notes guaranteed by the Japan Bank for International Cooperation (JBIC). These bonds were placed in the Japanese private market, bear interest at 2.22% per year and have a tenor of 10 years.
On January 15, 2010, Mexico issued U.S. $1 billion of its 5.125% Global Notes due 2020. The notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program and give investors a yield to maturity of 5.25% for a tenor of 10 years.
On February 23, 2010, Mexico issued, in the Mexican market, Ps. 25 billion of domestic fixed rate bonds due 2020. These bonds give investors a yield to maturity of 7.66% for a tenor of 10 years.
On March 11, 2010, Mexico issued U.S. $1 billion of its 5.125% Global Notes due 2020. The notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program and give investors a yield to maturity of 5.00% for a tenor of 10 years.
On March 23, 2010, Mexico issued, in the Mexican market, UDI 3.5 billion (Ps. 15 billion) of fixed rate Udibonos (government bonds denominated in UDIs, a unit of account whose value in pesos is indexed to inflation on a daily basis). These Udibonos give investors a yield to maturity in UDIs of 4.27% for a tenor of 30 years.
Rating Agency Considerations
On August 5, 2009, Moody’s affirmed its rating of Mexico’s foreign currency debt at Baa1, with a stable outlook. On November 23, 2009, Fitch Ratings downgraded Mexico’s foreign currency IDR to ‘BBB’ from ‘BBB+’ and local currency IDR to ‘BBB+’ from ‘A-’, with a stable outlook. On December 14, 2009, Standard & Poor’s (S&P) downgraded Mexico’s foreign currency IDR to ‘BBB’ from ‘BBB+’ and local currency IDR to ‘A’ from ‘A+’, with a stable outlook.
On December 14, 2009, S&P revised PEMEX’s ratings outlook from negative to stable, downgraded PEMEX’s long-term foreign currency credit rating from BBB+ to BBB and upgraded PEMEX’s long-term local currency credit rating from A- to A. In addition, S&P removed PEMEX from its credit watch list of companies with the potential for developing positive credit implications or improvements in ratings. These revisions from S&P follow its June 2009 publication of a new methodology for rating government-related entities, such as PEMEX. On December 23, 2009, Moody’s affirmed its Baa1 rating of PEMEX’s long-term foreign currency denominated debt.